SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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The Dixie Group, Inc.

(Exact name of Registrant as specified in its charter)

TENNESSEE	**62-0183370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104 Nowlin Lane, Suite 101
Chattanooga, Tennessee 37421
(423) 510-7000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

**The Dixie Group, Inc. Amended and Restated
2006 Stock Awards Plan**

(Full title of the Plan)

Jon A. Faulkner

Chief Financial Officer
The Dixie Group, Inc.
2208 S. Hamilton Street
Dalton, Georgia 30721

(Name and address of agent for service)

(423) 510-7000

(Telephone number, including area code, of agent for service)

With Copies to:
John F. Henry, Jr., Esq.
Miller & Martin PLLC
Suite 1000, Volunteer Building
832 Georgia Avenue
Chattanooga, Tennessee 37402
(423) 756-6600

Indicate by check mark whether the registrant is a "large accelerated filer", an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock, $3.00 par value	500,000 shs.	$3.46	$1,730,000	$123.35

(1)   This figure represents the aggregate number of shares of Common Stock being registered hereby for issuance pursuant to the 2006 Stock Awards Plan, as amended and restated (the "Plan") of The Dixie Group, Inc. (the "Company"). Also, there are registered an undetermined, pursuant to Rule 416(c) under the Securities Act, number of additional shares of Common Stock that may become issuable under the Plan in the event of certain changes in the outstanding shares of Common Stock or in the capital structure of the Company, including any stock dividend, stock split, recapitalization or similar transaction.

(2)   Estimated solely for the purpose of calculating the registration fee in accordance with Securities Act Rules 457(c) and 457(h), based on the average of the high and low prices reported for the Common Stock on the Nasdaq National Market on July 29, 2010.

(3)   Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Registration Statement is being filed by The Dixie Group, Inc. ("Company" or "Registrant") on Form S-8 for the purposes of registering 500,000 additional shares of common stock available for issuance under The Dixie Group, Inc. Amended and Restated 2006 Stock Awards Plan (the "Plan"). A registration statement on Form S-8 (File No. 333-134779) was filed with the Securities and Exchange Commission (the "Commission") on June 6, 2006, and is hereby incorporated by referenced into this Registration Statement.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. **Incorporation of Documents by Reference**.

The following documents previously filed by The Dixie Group, Inc. (the "Company" or the "Registrant"), Commission File No. 0-2585, with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated by reference in this Registration Statement:

(1)   the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 2009, filed with the Commission on March 3, 2010;

(2)   the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 27, 2010, filed with the Commission on April 29, 2010;

(3)   the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 26, 2010, filed with the Commission on July 30, 2010;

(4)   the Registrant's other reports filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act since December 26, 2009; and

(5)   the description of the Registrant's Common Stock set forth in the Company's registration statement filed with the Commission on June 22, 1987 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of this Registration Statement and prior to the filing of a post-effective amendment indicating that all the securities offered hereby have been sold, or deregistering all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 8. Exhibits.

The following documents are filed as exhibits to this Registration Statement:

**Exhibit
Number** **Description of Exhibit**

4.1   Restated Charter (incorporated by reference to the Registrant's annual report on Form 10-K for the year ended December 27, 2003)

4.2   Amended Bylaws (incorporated by reference to the Registrant's current report on Form 8-K dated February 26, 2007)

5.1   Opinion of Miller & Martin PLLC

10.1   The Dixie Group, Inc. Amended and Restated 2006 Stock Awards Plan (previously filed with the Commission on March 9, 2010 as Annex A to the Proxy Statement for the Registrant's Annual Meeting of Shareholders held April, 27 2010 and incorporated herein by reference)

23.1   Consent of Miller & Martin PLLC (included in Exhibit 5.1)

23.2   Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24   Powers of Attorney (included in Signatures page of this Registration Statement)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee on July 30, 2010.

THE DIXIE GROUP, INC.

By: /s/Daniel K. Frierson
Daniel K. Frierson
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Daniel K. Frierson and Jon A. Faulkner, and each of them, with full power of substitution and resubstitution, as attorneys-in-fact, to sign in his name and behalf individually and in each capacity designated below, and to file any amendments, including post-effective amendments, to this registration statement.

Signature	Title	Date
/s/ Daniel K. Frierson Daniel K. Frierson	Chairman of the Board, Director and Chief Executive Officer	July 30, 2010
/s/ Jon A. Faulkner Jon A. Faulkner	Vice President and Chief Financial Officer	July 30, 2010
/s/ D. Eugene Lasater D. Eugene Lasater	Controller	July 30, 2010
/s/ J. Don Brock J. Don Brock	Director	July 30, 2010
/s/ Paul K. Frierson Paul K. Frierson	Director	July 30, 2010
/s/ Walter W. Hubbard Walter W. Hubbard	Director	July 30, 2010
/s/ Lowry F. Kline Lowry F. Kline	Director	July 30, 2010
/s/ John W. Murrey, III John W. Murrey, III	Director	July 30, 2010

EXHIBIT INDEX

Exhibit No.	Description
4.1	Restated Charter (incorporated by reference to the Registrant's quarterly report on Form 10-K for the year ended December 27, 2003)
4.2	Amended Bylaws (incorporated by reference to the Registrant's current report on Form 8-K dated February 26, 2007)
5.1	Opinion of Miller & Martin PLLC
10.1	The Dixie Group, Inc. Amended and Restated 2006 Stock Awards Plan (previously filed with the Commission on March 9, 2010 as Annex A to the Proxy Statement for the Registrant's Annual Meeting of Shareholders held April 27, 2010 and incorporated herein by reference)
23.1	Consent of Miller & Martin PLLC (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP
24	Powers of Attorney of certain officers and directors of the company (included on signature page)

SUITE 1000 VOLUNTEER BUILDING
832 GEORGIA AVENUE
CHATTANOOGA, TENNESSEE 37402-2289
(423) 756-6600
FAX (423) 785-8480

Exhibit 5.1

July 30, 2010

The Dixie Group, Inc.
104 Nowlin Lane
Suite 101
Chattanooga, TN 37421

Gentlemen:

This opinion is furnished in connection with the Registration Statement on Form S-8 (the "Registration Statement") to be filed under the Securities Act of 1933, as amended (the "Act") with respect to (i) 500,000 shares of the common stock, $3.00 par value (the "Common Stock") of The Dixie Group, Inc. (the "Company") and (ii) The Dixie Group, Inc. 2006 Stock Awards Plan (the "Plan").

In rendering this opinion, we have conducted such investigation, have reviewed such matters of law, and have examined such corporate books, records and other documents (including the Registration Statement) as we have deemed necessary or relevant to this opinion. In rendering our opinion, we have relied to the extent we deem such reliance appropriate as to certain matters on statements, representations and other information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

Based on the foregoing, we are of the opinion that the Common Stock which may be issued in accordance with the Plan and the Registration Statement will, when issued, be legally authorized, issued, fully paid and non-assessable.

Our opinion is limited to the federal laws of the United States and the corporate laws of the State of Tennessee, and we are not expressing any opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very Truly Yours,

/s/ Miller & Martin, PLLC
Miller & Martin, PLLC

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The Dixie Group, Inc. Amended and Restated 2006 Stock Awards Plan of our reports dated March 3, 2010, with respect to the consolidated financial statements and schedule of The Dixie Group, Inc. and the effectiveness of internal control over financial reporting of The Dixie Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 26, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 30, 2010